SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 001-12396


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [x] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  March 31, 2006

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION


                               THE BEARD COMPANY
                            -----------------------
                            Full name of registrant


                           -------------------------
                           Former name if applicable

                          Enterprise Plaza, Suite 320
                                  5600 N. May
           ---------------------------------------------------------
           Address of principal executive office (Street and number)

                         Oklahoma City, Oklahoma 73112
                         -----------------------------
                            City, state and zip code


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[x]  |         be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Beard Company (the "Company") utilizes decentralized accounting for the operations of several of the subsidiaries in the consolidated group. As a result of delays in closing the books of accounts of a foreign company in which the Company has a material equity investment more time is needed to prepare complete and accurate consolidated financial statements.

     The issues involved could not be resolved in time to meet the required filing deadline.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Herb Mee, Jr.
     President - Chief
     Financial Officer                               405         842-2333
        (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates there will be a significant change in results of operations from the three months ended March 31, 2006 to the three months ended March 31, 2005. The Company presently anticipates that its results of operations for the three months ended March 31, 2006 will reflect a loss of $668,000 compared to a loss of $375,000 for the three months ended March 31, 2005.

                                   SIGNATURE

     THE BEARD COMPANY has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   THE BEARD COMPANY
                                      (Registrant)

Date  May 15, 2006                 By:  /s/ Herb Mee, Jr.
                                        Herb Mee, Jr.
                                        President - Chief Financial Officer